Via Facsimile and U.S. Mail
Mail Stop 4720

May 20, 2009

Francis I. Perier, Jr.
Senior Vice President - Finance and
Chief Financial Officer
Forest Laboratories, Inc.
909 Third Avenue
New York, New York

Re: Forest Laboratories, Inc.
      Form 10-K for the Fiscal Year Ended March 31, 2008
      Filed May 30, 2008
      File Number: 001-05438

Dear Mr. Perier:

      We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief